UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001 - 15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_______	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Explanatory Note

This amendment on Form 6-K/A amends the Registrant’s Report on Form 6-K for the month of March 2008 dated March 24, 2008, solely for the purpose of refilling Exhibit 99.1 to replace page 13 of Exhibit 99.1 which was printed incorrectly and to incorporate by reference all of Exhibit 99.1 except as noted below.  There are no other changes to previously filed Exhibit 99.1.  Exhibit 99.1 accompanying this filing supersedes the corresponding exhibit to the original filing.

99.1                           The Management Proxy Circular of the Registrant dated March 20, 2008 (excluding the section entitled “Performance Graph”, which shall be deemed not to be incorporated by reference), and the Notice of Meeting filed as Exhibit 99.1 to this Form 6-K/A are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

	By	:/s/ Maryse St.-Laurent
Maryse St.-Laurent
Corporate Secretary

Date: March 26, 2008.

EXHIBIT INDEX

99.1                           TransAlta Corporation’s Management Proxy Circular, dated March 20, 2008 and Notice of Annual Meeting (excluding the section entitled “Performance Graph”)